Macquarie Global Infrastructure Total Return Fund, Inc.

Sub-Item 77D(b)

The Fund was previously registered as a non-diversified investment company. Pursuant to current positions of the SEC staff, an investment company that is non-diversified but then operates continuously as diversified for three years becomes a diversified investment company. Accordingly, the Fund has become a diversified investment company and may not resume operating in a non-diversified manner without first obtaining shareholder approval. With respect to 75% of its assets, the Fund may not invest more than 5% of its assets in securities or instruments of any single issuer. With respect to the 25% that is not subject to the 5% limitation, the Fund does not intend to acquire, at the time of investment, more than 7% in any one issuer.